[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

March 25, 2015	91322.00005

VIA EDGAR

Mr. Asen Parachkevov

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Global Investment Solutions — Thematic Strategies: Global Recovery, Series 1 (the “Fund”) (File No. 333-202122)

Dear Mr. Parachkevov:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated March 19, 2015, with respect to the above-referenced Fund. The Fund consists of one underlying unit investment trust portfolio, Thematic Strategies: Global Recovery, Series 1.

The Registrant’s responses to your comments are reflected below. Corresponding revisions to the Fund’s registration statement will be reflected in the Fund’s pricing amendment, which is currently anticipated to be filed on or about March 31, 2015. Capitalized terms have the same meanings as in the Fund’s registration statement, unless otherwise indicated.

Prospectus

Investment Summary — Investment Concept and Selection Process

1. Does the Fund’s principal strategy include investments in emerging markets issuers? If so, please add clarifying disclosures in the strategy section and include corresponding risk disclosures.

Response: It is currently anticipated that the portfolio of the Fund will include investments in emerging markets issuers.  Accordingly, the language in the “Investment Summary — Investment Concept and Selection Process”  section will be revised and the corresponding risk disclosures will be added in both the “Investment Summary — Principal Risk Factors” and “Risk Factors” sections.

2. Please disclose that the portfolio of the Fund will include foreign securities through investments in ADRs or GDRs. Please highlight risks associated with such investment products in the “Investment Summary — Principal Risk Factors” section.

Response: Both the “Investment Summary — Investment Concept and Selection Process” and the “Investment Summary — Principal Risk Factors” sections will be modified in accordance with the above comment.

3. The disclosure states that the Fund may continue to purchase or hold securities, notwithstanding the fact that Morgan Stanley Wealth Management Research may have revised its opinion with respect to individual securities that are listed in the February 10, 2015 report. Please revise the statement to clarify that the Fund “will” continue to purchase and hold trust securities, subject to some limited exceptions to the extent certain securities are not available for purchase.

Response: The above referenced disclosure will be modified in accordance with the above comment.

Investment Summary — ETFs

4. In your response letter, please confirm that the Fund will not be concentrated in any particular industry. Please confirm that to the extent an underlying ETF concentrates in a particular industry, the Fund will be deemed to concentrate to the same extent.

Response: It is currently anticipated that the portfolio of the Fund will not be concentrated in any particular industry.  In determining whether the portfolio of the Fund will have an industry concentration, each underlying ETF’s proportionate industry exposures are considered together with the industry exposures of the common stocks that will comprise the portfolio.

5. It is disclosed that “[by] investing in shares of ETFs, you will incur greater expenses than you would incur if you invested directly in the underlying ETFs in the trust.” To the extent that the disclosure aims to draw attention to the fact that investors will pay the Fund’s expenses, in addition to expenses of the ETFs, please revise the above statement to state that as a result of their an investment in units of the Fund, holders will incur greater expenses than if they invested directly in the underlying ETFs.

Response: The above referenced disclosure will be modified in accordance with the above comment.

Investment Summary — Principal Risk Factors

6. Please revise the second bullet point of the ETF risks to clearly state that ETFs may trade at a discount or a premium to its net asset value. Please disclose that to the extent an ETF trades at a discount, the Fund may receive less than the net asset value amount if selling the ETF, or if trading at a premium, that the Fund may pay more than the net asset value amount.

Response: Each of the above referenced disclosures found in the “Investment Summary — Principal Risk Factors” section will be modified in accordance with the above comment.

Description of the Trust — Objective of the Trust

7. The section states that the Fund’s objective is “to provide capital appreciation with dividend income as a secondary objective through a convenient and cost effective investment in in a fixed portfolio … selected by the Sponsor.” As noted earlier in the registration statement, shareholders will incur greater expenses if they invest in units than if they invested directly in Fund’s underlying ETFs. Please revise the statement in this section or explain why an investment in units of the Fund is deemed to be cost effective.

Response: The above referenced disclosure will be modified to remove the indication that an investment in units of the Fund would be cost effective.

General Comments

8. In your response letter, please provide a status update regarding the exemptive application you have filed with the staff.

Response:  On January 30, 2015, the Sponsor received an Order from the Commission granting its exemptive application (Investment Company Act Release No. 31438; 812-14381).

It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Tuesday, March 31, 2015. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP

Enclosures